UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              AMENDMENT NO. 2 TO
                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           SFX Broadcasting, Inc.
                               (Name of Issuer)

                           Class A Common Stock
                        (Title of Class of Securities)

                                  784174104
                                (CUSIP Number)


         Bedrock Asset Trust I                 Nomura Holding America Inc.
     c/o Wilmington Trust Company               2 World Financial Center
 Corporate Financial Services Division                 Building B
          Rodney Square North                 New York, New York 10281-1198
          1100 Market Street                   Attention: Mr. Dennis Dolan
         Wilmington, DE 19890                             Nez Mustafic, Esq.
 Attention: Mr. David A. Vanaskey, Jr.               (212) 667-9300
            (302) 651-8726
-------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)



                                 October 28, 1997
          (Date of Event which Requires Filing of this Statement.)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            CUSIP Number 784174104

------------------------------------------------------------------------------
1) Name of Reporting Persons.                 Bedrock Asset Trust I
   S.S. or I.R.S. Identification           (No social security or other IRS
   Nos. of Above Persons                   identification number required)
------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a (a)
   Group (see Instructions)                   (b)           X
------------------------------------------------------------------------------
3) SEC Use Only
------------------------------------------------------------------------------
4)       Source of Funds
        (See Instructions)                      AF
------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings             Not applicable
   is Required Pursuant to Items
   2(d) or 2(e)
------------------------------------------------------------------------------
6) Citizenship or Place of Organization                 Delaware
------------------------------------------------------------------------------
Number of Shares               7)  Sole Voting Power              None
Beneficially                   8)  Shared Voting Power            1,071,429
Owned by Each Reporting        9)  Sole Dispositive Power         None
Person with                   10) Shared Dispositive Power        1,071,429
------------------------------------------------------------------------------
11)     Aggregate Amount Beneficially Owned
        by Each Reporting Person
                                                        1,071,429 shares
------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares (See Instructions)
                                                        Not Applicable
------------------------------------------------------------------------------
13) Percent of Class Represented by
    Amount in Row (11)
                                                        12.29%
------------------------------------------------------------------------------
14) Type of Reporting Person
    (See Instructions)                                  CO
------------------------------------------------------------------------------

                                CUSIP Number 784174104

-----------------------------------------------------------------------------
1) Name of Reporting Persons.                 Nomura Holding America Inc.
   S.S. or I.R.S. Identification           (No social security or other IRS
   Nos. of Above Persons                   identification number required)
-----------------------------------------------------------------------------
2) Check the Appropriate Box if a Member
   of a Group (see Instructions)              (a)
                                              (b)           X
-----------------------------------------------------------------------------
3) SEC Use Only
-----------------------------------------------------------------------------
4) Source of Funds
   (See Instructions)                         WC
-----------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings
   is Required Pursuant to Items
   2(d) or 2(e)                               Not applicable
-----------------------------------------------------------------------------
6) Citizenship or Place of Organization       Delaware
-----------------------------------------------------------------------------
Number of Shares                       7)  Sole Voting  Power        249,300
Beneficially                           8)  Shared Voting Power     1,071,429
Owned by Each Reporting                9)  Sole Dispositive Power    249,300
Person with                           10) Shared Dispositive Power 1,071,429
-----------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned
    by Each Reporting Person
                                           1,320,729 shares
-----------------------------------------------------------------------------
12) Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
                                           Not Applicable
-----------------------------------------------------------------------------
13) Percent of Class Represented by
    Amount in Row (11)
                                           15.15%
-----------------------------------------------------------------------------
14) Type of Reporting Person
    (See Instructions)                     CO
-----------------------------------------------------------------------------

                            CUSIP Number 784174104

-----------------------------------------------------------------------------
1) Name of Reporting Persons.                 The Nomura Securities Co, Ltd.
   S.S. or I.R.S. Identification           (No social security or other IRS
   Nos. of Above Persons                   identification number required)
-----------------------------------------------------------------------------
2) Check the Appropriate Box if a Member
   of a Group                                 (a)
                                              (b)          X
-----------------------------------------------------------------------------
3) SEC Use Only
-----------------------------------------------------------------------------
4) Source of Funds
   (See Instructions)                      Not Applicable
-----------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings
   is Required Pursuant to Items
   2(d) or 2(e)                            Not Applicable
-----------------------------------------------------------------------------
6) Citizenship or Place of Organization    Japan
-----------------------------------------------------------------------------
Number of Shares                     7)  Sole Voting Power            None
Beneficially                         8)  Shared Voting Power          None
Owned by Each Reporting              9)  Sole Dispositive Power       None
Person with                         10) Shared Dispositive Power      None

-----------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned
    by Each Reporting Person
                                           None
-----------------------------------------------------------------------------
12) Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
                                           Not Applicable
-----------------------------------------------------------------------------
13) Percent of Class Represented by
    Amount in Row (11)
                                           0%
-----------------------------------------------------------------------------
14) Type of Reporting Person
    (See Instructions)                     CO
-----------------------------------------------------------------------------

This Amendment No. 2 amends and supplements the Schedule 13D, dated December 7, 1994 ("Schedule 13D") and Amendment No. 1 to Schedule 13D dated November 8, 1996 filed on behalf of SFX Broadcasting, Inc. The Schedule 13D is hereby restated in its entirety.

Item 1.   Security and Issuer

This Statement relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") of SFX Broadcasting, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 150 East 58th Street, New York, New York 10155.

Item 2.   Identity and Background

(a-c, and f) This Statement is being filed by Bedrock Asset Trust I ("BRAT") and Nomura Holding America Inc. ("NHA"). BRAT is a Delaware business trust established by NHA for the purpose of investing in the securities of certain corporate issuers. BRAT has its principal place of business and principal office at c/o Wilmington Trust Company, Corporate Financial Services Division, Rodney Square North, 1100 Market Street, Wilmington, Delaware 19890.

The principal business of NHA is: (i) to act as a holding company for a wide array of entities directly involved in the financial services industry or involved in the provision of services to entities in the financial services industry, (ii) to provide funding for the operations of its subsidiaries by, among other things, issuing commercial paper and Eurobonds and (iii) to engage in proprietary trading activities. NHA is a corporation organized and existing under the laws of the State of Delaware. NHA has its principal place of business and principal office at 2 World Financial Center, Building B, New York, New York 10281-1198.

NHA is controlled by The Nomura Securities Co., Ltd., a corporation organized and existing under the laws of Japan ("NSC"), whose principal place of business and principal office are located at 1-9-1, Nihonbashi, Chuo-ku, Tokyo, 103, Japan. The principal business of NSC is that of a fully-diversified, global financial services company. NSC disclaims beneficial ownership of all securities reported herein.

(d-e)   During the last five years, neither BRAT, NHA nor NSC, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor has BRAT or NHA (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of  Funds or Other Consideration

The 1,071,429 shares of Class C Common Stock, par value $0.01 per share (the "Class C Common Stock") (which automatically converted into Class A Common Stock) initially acquired by BRAT, along with the other securities acquired in the portfolio of securities purchased from The Equitable Life Assurance Society of the United States, Equitable Deal Flow Fund, L.P. and Equitable Variable Life Insurance Company (such parties together, the "Equitable Investors"), were acquired with funds of approximately $78,529,027. All such funds were provided from working capital of NHA. The remaining 249,300 shares of Class A Common Stock reported herein were purchased from working capital of NHA, of which (for purposes of this Amendment No. 2) 148,600 shares were acquired with funds of approximately $10,801,362.

Item 4.  Purpose of Transaction

The 1,071,429 shares of Class C Common Stock initially acquired by BRAT were acquired for investment purposes from the Equitable Investors. The Class C Common Stock represented part of a larger portfolio of securities acquired by BRAT from the Equitable Investors. Pursuant to the Issuer's Restated Certificate of Incorporation, the Class C Common Stock automatically
converted to Class A Common Stock upon such transfer.   The remaining 249,300
shares of Class A Common Stock reported herein were purchased for investment purposes. The Restated Certificate of Incorporation prohibits foreign entities from holding, individually or collectively, more than 25% of the
total number of shares of the Issuer's capital stock outstanding.   This
restriction applies to entities controlled by foreign entities and, therefore, may apply to BRAT.

Item 5.  Interest in Securities of the Issuer

(a-b) As of the date of this Statement, the Reporting Persons own 1,320,729 shares of the Issuer's Class A Common Stock which is approximately 15.15% of the outstanding shares of the Issuer's Class A Common Stock. Pursuant to the trust agreement governing BRAT, NHA has the power to direct the voting and disposition of the 1,071,429 shares of Class A Common Stock initially acquired by BRAT (upon conversion of Class C Common Stock). NHA has sole voting and disposition power over the 249,300 shares held in its name.

(c) In the past 60 days, NHA made the following purchases of Class A Common Stock of the Issuer on the NASDAQ National Market System:

Trade Date               No. of Shares Purchased       Price Per Share

10/28/97                 148,600                       72.6875


(d)  None.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the trust agreement governing BRAT, NHA has the power to direct the voting and disposition of the 1,071,429 shares of Class A Common Stock initially acquired by BRAT (upon conversion of Class C Common Stock).

BRAT, as record holder of the 1,071,429 shares of Class A Common Stock initially acquired by BRAT (upon conversion of Class C Common Stock), possesses certain registration rights pursuant to the Registration Rights Agreement, dated as of August 16, 1993, among the Issuer and the Equitable Investors, as amended (the "Registration Rights Agreement"). Under the Registration Rights Agreement, BRAT has one demand right and unlimited incidental rights, each at the expense of the Issuer, for a period of seven years expiring October 7, 2000.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

                                  Signature


            After reasonable inquiry and to the best of my knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of each of the undersigned.

                                          November 4, 1997



                                          Bedrock Asset Trust I
                                          By:  Wilmington Trust Company, not
                                               in its individual capacity
                                               but as Owner Trustee



                                         By:   Name:  David A. Vanaskey, Jr.
                                               Title:  Senior Financial
                                                       Services Officer


                                          Nomura Holding America Inc.




                                          By:  Name:  Dennis Dolan
                                               Title: Managing Director